SECURITIES [barcode] 03013320 ION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRISMA & COMPANY

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 Frontage Road # 215

(No. and Street)

NorthField IL 60093

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SRIKANTH SANKARAN 847 604 3423

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey Baer & Associates LTD

(Name – *if individual, state last, first, middle name*)

254 Kenmore DeerField IL 60015-4745

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 4 2003
WASH, D.C.
207

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, SRIKANTH SANKARAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frisonad Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LINDA L WEICKERT
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. NOV. 8,2003

Linda L. Weickert
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRISMA & COMPANY

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2002

AVAILABLE FOR PUBLIC INSPECTION

JEFFREY BAER & ASSOCIATES, LTD.
Certified Public Accountants

JEFFREY BAER & ASSOCIATES, LTD.
Certified Public Accountants
254 Kenmore Avenue
Deerfield, IL 60015-4745

Member
American Institute of Certified Public Accountants

Telephone 847-317-1780
Facsimile 847-317-1781

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Prisma & Company

I have audited the accompanying statement of financial condition of Prisma & Company as of December 31, 2002 and the related statements of income, changes in liabilities subordinated to claims of general creditors and stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Prisma & Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prisma & Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deerfield, Illinois
February 19, 2003

PRISMA & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and Cash Equivalents		$ 13,487
Equipment	$ 4,000	
Less: Accumulated Depreciation	1,760	2,240
Total Assets		$ 15,727

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	$ 0
Stockholders' Equity:	
Common Stock-Class A, No Par Value, 100 Shares Authorized, 100 Shares Issued & Outstanding	100
Additional Paid-in Capital	292,584
Retained Earnings	(276,957)
Total Stockholders' Equity	15,727
Total Liabilities & Stockholders' Equity	$ 15,727

The accompanying notes are an integral part of the financial statements.

PRISMA & COMPANY

STATEMENT OF INCOME

For the Year Ended December 31, 2002

Revenue:	
Consulting Income	$ 50,099
Interest Income	46
	50,145
Expenses:	
Communications	880
Compliance & Regulatory Fees	1,166
Depreciation Expense	1,760
Professional Fees	85,678
Other Operating Expenses	10,473
	99,957
Net Income	$ (49,812)

The accompanying notes are an integral part of the financial statements.

PRISMA & COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AND STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2002

	Liabilities Subordinated to Claims of General Creditors	Class A Common Stock	Capital In Excess of Par Value	Retained Earnings	Total
Balance of January 1, 2002	$ -0-	$ 100	$242,485	$(227,145)	$ 15,440
Net Income (Loss)			50,099	(49,812)	287
Balance as of December 31, 2002	$ -0-	$ 100	$292,584	$ (276,957)	$ 15,727

The accompanying notes are an integral part of the financial statements.

PRISMA & COMPANY

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$(49,812)	
Depreciation	1,760	
NET CASH PROVIDED BY OPERATING ACTIVITIES		(48,052)
CASH FLOWS USED BY INVESTING ACTIVITIES:		
Purchase of Equipment		(4,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from additional paid-in-capital	$ 50,099	
NET CASH PROVIDED BY FINANCING ACTIVITIES		50,099
NET DECREASE IN CASH		(1,953)
CASH AT BEGINNING OF YEAR		15,440
CASH AT END OF YEAR		$ 13,487

The accompanying notes are an integral part of the financial statements.

PRISMA & COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Organization

The Company was incorporated on June 20, 1996 as Prisma and Company under the laws of the State of Illinois. The Company is currently registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.; and as a Commodity Trading Advisor with the National Futures Association.

2. Capital Stock

The authorized capital stock of the Company is comprised of one class of common stock: Class A (voting stock), no par value, 100 shares authorized.

3. Minimum Capital Requirements

The Company is subject to the minimum capital requirements pursuant to the regulations under the Commodity Exchange Act, as amended, and the minimum net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. At December 31, 2002, the applicable minimum capital requirements had been exceeded.

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING
As of December 31, 2002

	Computation of Company in Unaudited Filing		Difference Add (Deduct)		Computation of Company Based on Audited Filing	
1. Total ownership equity		$ 17,487		$(1,760)		$ 15,727
2. Deduct: Ownership equity not allowable for net capital		-		-		-
3. Total Ownership equity qualified not net capital		$ 17,487		$(1,760)		$ 15,727
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-		-		-
B. Other (deductions) or allowable credits		-		-		-
5. Total capital and allowable subordinated liabilities		$ 17,487		$(1,760)		$ 15,727
6. Deductions and/or charges:						
A. Total nonallowable assets	$ -		-	-	$ -	
1. Additional charges for customers' and noncustomers' security accounts	-		-		-	
B. Aged fail-to-deliver:						
1. Number of items	-		-		-	
C. Aged short security differences less:						
1. Reserve						
2. Number of items	-		-		-	
D. Secured demand note deficiency	-		-		-	
E. Commodity futures contracts and spot commodities proprietary capital charges	-		-		-	
F. Other deduction and/or charges	-		-		-	
G. Deductions for accounts carried under Rule 15c(3-1)(a)(6), (a)(7) and (c)(2)(x)	-	-		$ - 0 -	-	-
7. Other additions and/or allowable credits	-	-	-	-	-	-
8. Net capital before haircuts on securities positions		$ 17,487		$(1,760)		$ 15,727

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING
As of December 31, 2002

	Computation of Company in Unaudited Filing		Difference Add (Deduct)		Computation of Company Based on Audited Filing	
9. Haircuts on securities (computed where applicable, pursuant to Rule 15c3-(f):						
A. Contractual securities commitments	-		-		-	
B. Subordinated securities borrowings	-		-		-	
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper	-		-		-	
2. U.S. and Canadian government obligations	-		-		-	
3. State and municipal government obligations	-		-		-	
4. Corporate obligations	-		-		-	
5. Stocks and warrants	-		-		-	
6. Options	-		-		-	
7. Arbitrage	-		-		-	
8. Other securities	-		-		-	
D. Undue concentration	-		-		-	
E. Other - Money Market	(47)	(47)	-		-	(47)
10. Net Capital		$ 17,440		$(1,760)		$ 15,680

Computation of Basic Net Capital Requirement

	Computation of Company in Unaudited Filing	Difference Add (Deduct)	Computation of Company Based on Audited Filing
11. Minimum net capital required 6-2/3% of total aggregate indebtedness.	$ - 0 -	$ -	$ - 0 -
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000	$ -	$ 5,000
13. Net capital requirement	$ 5,000	$ -	$ 5,000
14. Excess net capital	$ 12,440	$(1,760)	$ 10,680
15. Excess net capital or (net capital deficiency at $1,000% (line 10 less 10% of line 18)	$ 17,440	$(1,760)	$ 15,680

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING
As of December 31, 2002

Computation of Aggregate Indebtedness	Computation of Company in Unaudited Filing		Difference Add (Deduct)		Computation of Company Based on Audited Filing	
16. Total A.I. Liabilities		$ - 0 -				- 0 -
17. Add:						
A. Drafts for immediate credit	-		-		-	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-		-		-	
C. Other unrecorded amounts	-	-				-
18. Total aggregate indebtedness		$ - 0 -		- 0 -		$ - 0 -
19. Percentage of aggregate indebtedness to net capital		0%				0%
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%				0%

PRISMA & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

AND

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2002

The Company does not carry customer accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.